

Jim Ritchie

Secure Your Spot: Early Access to Invest in AEONrv

1 message

Jim Ritchie, AE  >   Mon, Aug 12, 2024 at 8:34 AM
To: Jim Ritchie



Secure Your Spot: Early Access to Invest in AEONrv

As a valued member of the AEONrv community, I'm reaching out to remind you of your exclusive opportunity to secure your investment in AEONrv before our public launch on Thursday, August 15th. With just two days left before this opportunity opens to the public, now is the time to reserve your place in our future growth.

Why Invest in AEONrv?

- **Strong Traction:** $2M in revenue in 2023, projected to grow to $10M in 2024.

- **High Demand:** Deposits on 120+ units, totaling over $27M in backlog.

- **Production Goals:** On track to deliver 50 units in 2024.

- **Expanding Team:** 30 employees growing to 40+ by the end of 2024.

How do I get started?

First, read the Investor FAQ and then create an account. Second, make your reservation and select the payment option. Bank ACH or wire transfer is the easiest and lowest cost at 2% of the amount invested with a cap of $150. For example, if you invest $10,000 you will pay a $150 transaction fee to Wefunder for a total of $10,150. Third, that's it for now! Don't worry if you change your mind as you can cancel your reservation up until 48 hours before your funds are transferred and receive a full refund, including fees.





If you missed the VIP webinar about how equity crowdfunding works with AEONrv CEO Jim Ritchie, you can view it here. For any questions, email us at [redacted]

Reserve Your Investment

Don’t miss out on this unique opportunity—reserve your investment now before we open it up to the public!

Thanks,
Jim Ritchie
CEO, AEONrv

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.

The information contained herein is proprietary information of Aeon Industries, Inc. (the "Company"). Certain information set forth in this email contains “forward-looking information”, including “future-oriented financial information” and “financial outlook”, under applicable securities laws (collectively referred to herein as forward-looking statements). Forward-looking statements are provided to allow potential investors the opportunity to understand management’s beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. These statements are not guarantees of future performance. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements. Although forward-looking statements contained here are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

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